Exhibit 99.1

May 7, 2008	URA – TSX.V

Uranium Exploration Update

Anglo Canadian Uranium Corp. (URA on TSX.V) (the “Company”) is pleased to announce the following developments on the Company’s uranium projects located in Colorado and Quebec. The Company has completed its 26 hole drill program at the Eula Belle Uranium Project located in Montrose County, Southwest Colorado. This drill program is testing two (2) 25 hole cluster drill outs within the Eula Belle Uranium Project area, bordering the Company's 100% owned King Uranium Project, within the Uravan Mineral Belt of Colorado. The Company will release these results when interpretation and compilation is complete.

The Company has also received drilling permits for three additional uranium project areas. These include the Gunslinger, Gunfighter and Lonestar Uranium projects located within the Outlaw Mesa in Mesa County, Colorado.

Gunslinger Uranium Project, Colorado

The Gunslinger Uranium project lies beneath Potato Mountain, which rises approximately 400 feet above the Mesa, and is surrounded on three sides by Department of Energy uranium land reserves. Atomic Energy Commission records show that various mines operated in the immediate area, including the G1 and G2 uranium / vanadium mines, which produced 165,397 tons averaging 0.25% U3O8 and 1.09% Vanadium from 1950 to 1960. These claims are also in close proximity to a number of historically producing mines in the Potato Mountain region previously operated by Vanadium Corporation of America, Worcester mines, and Union Carbide from 1948 to 1962, with historical production of 253,703 tons ranging from 0.22% U3O8 to 0.42% U3O8 and 1.43% to 1.80% Vanadium. All mines in the project area produced from surface to 250 feet below surface.

Gunfighter Uranium Project, Colorado

The Gunfighter claims border the DOE withdrawal tract on the north side. This tract, which contains the G2 shaft, was a major producer from the 1950's to the 1980's. Eight (8) mines lie in close proximity to the Gunfighter claim group, and consist of small and shallow deposits.

Lonestar Uranium Project, Colorado

The Lonestar claims contain two past producing mines with ventilation holes intact for each mine. On claims 65, 66, 71 and 72 there is a cluster drill out of 27 holes ranging from 200 to 350 feet deep. There is an additional cluster drill out on claims 59 and 65 with 10 holes at 500 to 600 feet deep. On claim 49 there is a Department of Energy (DOE) hole with four offset holes and on claim 69 there is another DOE hole drilled with no offset holes. The two DOE holes and one of the mines line up with the historical drill out on the Company's Gunslinger project and possibly indicate a trend or channel. In addition to the potential trend, the historical data and existing mines may indicate several trends running in a north easterly direction on Outlaw Mesa.

Charles and Big Mac Uranium Projects, Quebec

The Company is also pleased to announce the completion of 151 line km of line cutting at the Charles Uranium project located at southern edge of the Otish basin, Quebec. In addition, the Company will be completing an airborne Magnetic and Radiometric Survey on the Charles Uranium project, and an airborne radiometric survey on the Big Mac Uranium project. Data collected from these surveys will complement the airborne magnetic and electromagnetic surveys already complete on the Big Mac Uranium project. The Company’s Big Mac property is located 350 km northwest of Chibougamau in central Quebec. The property is located within 0.5 km of the Cogema/Soquim's property and 2.5 to 3 km east of the L-Zone property deposit. The Charles property is located 15 km southwest of the Big Mac and is close to the southern edge of the basin. The Otish Basin is an elongate structure with dimensions of 37 km X 162 km and 516,000 ha. Approximately ½ the basin is covered by either a park or right of way. The main participants in the earlier uranium exploration of the Otish Mountains were: Soquem, Uranerz, Phelps Dodge, Pancontinental-Cominco, Atlantic Richfield, Shell Oil, and Cogema. The Otish Basin may be compared to the Athabasca Basin in Saskatchewan, which accounts for approximately one third of global Uranium production.

About Anglo Canadian Uranium Corp.

Anglo-Canadian Uranium is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company’s current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company’s focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:

 “Len J.Harris”

Len J. Harris, President

T: 604 669 6807

Toll Free: 866 488 3838

E: len@anglocanex.com

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